UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007
Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-        .

This Form 6-K consists of the following:

1.                  Press release issued by ABB Ltd dated February 23, 2007.

For your business and technology editors

ABB Board proposes Hubertus von Grünberg as its new Chairman

All other members of the Board to stand for re-election at annual meeting

Zurich, Switzerland, Feb. 23, 2007 — The Board of Directors of ABB nominated Hubertus von Grünberg to succeed Jürgen Dormann as Chairman and announced that all other Board members will stand for re-election.

Shareholders, who elect Board members for a one-year term, will vote on the nominations at the annual general meeting (AGM) on May 3, 2007. The Board unanimously proposed Von Grünberg to replace Dormann, who announced in December 2006 that he will resign after completing his current term as Chairman in May.

Dormann joined the ABB Board in May 1998 and was nominated Chairman in November 2001. From September 2002 to December 2004, he also served as ABB chief executive officer. The other members of the ABB Board are Roger Agnelli, Louis R. Hughes, Hans Ulrich Märki, Michel de Rosen, Michael Treschow, Bernd W. Voss, and Jacob Wallenberg.

Von Grünberg has been Chairman of the Board of Continental AG, based in Germany, since 1999, and was the company’s President and CEO from 1991 until June 1999. He started his career at Alfred Teves GmbH, Germany, where he pursued an international career and became President and CEO of ITT-Automotive Inc. of the United States.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in more than 100 countries and employs about 108,000 people.

A picture and CV of Hubertus von Grünberg are available at www.abb.com/news

For more information please contact:

Media Relations:	Investor Relations:
ABB Corporate Communications, Zurich
Wolfram Eberhardt, Thomas Schmidt	Switzerland: Tel +41 43 317 7111
Tel: +41 43 317 6568	Sweden:Tel +46 21 325 719
Fax: +41 43 317 7958	USA:Tel +1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: February 27, 2007	By:	/s/ FRANCOIS CHAMPAGNE
	Name:	Francois Champagne
	Title:	Group Vice President and Senior Counsel

	By:	/s/ RICHARD A. BROWN
	Name:	Richard A. Brown
	Title:	Group Vice President and Assistant General Counsel